June 13, 2007

S. Todd Crider
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017-3954

      RE: Portugal Telecom, SGPS, S.A. ("Portugal Telecom")
      File No.:   1-13758

Dear Mr. Crider:

Your letter dated April 24, 2007, which was sent on behalf of Portugal Telecom, is in response to comments raised by the staff during the review of Portugal Telecom's Form 20-F for the year ended December 31, 2005. In your April 24, 2007 letter, you acknowledge that Portugal Telecom should have provided audited financial statements for UOL for the period during the year ended December 31, 2005 that UOL was accounted for under the equity method, as UOL was significant under Rule 3-09 of Regulation S-X for the year ended December 31, 2005. You note that for prior periods, UOL was consolidated by Portugal Telecom. You request that the staff permit UOL's audited financial statements for the year ended December 31, 2005 to be submitted in Portugal Telecom's Form 20-F for the year ended December 31, 2006, rather than requiring amendment of the Form 20-F for the year ended December 31, 2005.

We understand that Portugal Telecom's financial statements are prepared in accordance with International Financial Reporting Standards as adopted by the European Union ("EU-IFRS"), with a reconciliation to U.S. GAAP, and that under EU-IFRS, the investment in UOL has consistently been accounted for using the equity method.

You also submitted two additional letters dated May 29, 2007 and June 12, 2007 on behalf of Portugal Telecom which responded to additional information requested by the staff in connection with the request made in the April 24, 2007 letter. We understand from this correspondence that Portugal Telecom accounted for UOL under the equity method for U.S. GAAP purposes beginning on January 1, 2005. We further understand that the reconsideration event (the conversion of subordinated loans into shares of UOL) that led management to determine that consolidation was no longer appropriate under FIN 46(R) took place in February 2005. During the period from January 1, 2005 until the reconsideration event, UOL should have been a consolidated entity under U.S. GAAP. In the letter dated June 12, 2007, Portugal Telecom states that they have determined that the financial statements for U.S. GAAP purposes for the year ended December 31, 2005 were not materially affected by the use of the equity method to account for UOL for the period from January 1, 2005 to the reconsideration event in February 2005.

We will not object to the inclusion of audited financial statements for UOL for the year ended December 31, 2005 in Portugal Telecom's Form 20-F for the year ended December 31, 2006.

While we will not raise further comment regarding Portugal Telecom's need to amend its Form 20-F for the year ended December 31, 2005 to include UOL's financial statements, we remind you that Portugal Telecom's Form 20-F for the year ended December 31, 2005 does not comply with Rule 3-09 of Regulation S-X, as required by Item 8 of that Form. This letter does not cure that deficiency.

We understand, based upon conversations with both yourself and John Ericson, also with Simpson Thacher & Bartlett LLP, that UOL is not significant under Rule 3-09 of Regulation S-X for the year ended December 31, 2006. We remind you that unaudited financial statements for UOL for the year ended December 31, 2006, should be included in Portugal Telecom's Form 20-F for the year ended December 31, 2006.

The conclusions reached in this letter are based upon the information provided in your letter. Different facts and circumstances may result in different conclusions. If you have any questions regarding this letter, please call me at (202) 551-3400.

Sincerely,

Sondra Stokes
Associate Chief Accountant